May 18, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Communication Intelligence Corporation (the “Company”)

Revisions to Preliminary Proxy Statement on Schedule 14A previously filed with SEC on May 6, 2009

SEC File No. 000-19301

Ladies and Gentlemen:

We have received your letter dated May 14, 2009 in which you had one comment to the Preliminary Proxy Statement on Schedule 14A previously filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 6, 2009.   The Company’s response to the Commission’s comment is as follows:

Comment # 1 (General):

Please tell us whether you have any plans, proposals or arrangements for the issuance of the shares that will result from the proposed increase in authorized shares of common stock.  If you have no such plans, proposals or arrangements, please make a clear statement to that effect in your filing.

Company Response:

The Company has revised its Preliminary Proxy Statement on Schedule 14A previously filed with the Commission to make the following changes:

First, under the heading “Reasons for the Proposal” under Proposal Two (Amendment to the Company’s Amended and Restated Certificate of Incorporation), the Company has replaced the three paragraphs starting on page four contained in the Preliminary Proxy Statement on Schedule 14A filed on May 6, 2009 with the following text:

“The Board of Directors believes it is necessary to have the ability to issue additional shares of Common Stock for general corporate purposes, including but not limited to meeting general working capital requirements and retiring existing debt.  In order to finance its operations, the Company entered into transactions in 2006, 2007, and 2008 that required the issuance of rights to acquire shares of the Company’s Common Stock.

The Company is now in the process of finalizing a new financing transaction led by Phoenix Venture Fund, LLC (“Phoenix”), and anticipates this transaction will close in the near term.   As described in greater detail under the heading “Transactions with Related Persons,” the Company effected a financing transaction in June 2008 in which the Company raised capital through the issuance of secured indebtedness and equity, and restructured a portion of the Company’s then existing short-term debt. In that financing transaction, the Company entered into a Credit Agreement (the “Credit Agreement”) and a Pledge and Security Agreement (the “Pledge Agreement”), each dated as of June 5, 2008, with Phoenix, Michael Engmann and Ronald Goodman (collectively with Phoenix, the “Creditors,” and each individually a “Creditor”).  Under the terms of the Credit Agreement, the Company received an aggregate of $3 million and refinanced $637,500 of then existing indebtedness and accrued interest on that indebtedness (individually, a “Loan” and collectively, the “Loans”).  The Loans, which are represented by secured promissory notes (each a “Note” and collectively, the “Notes”), bear interest at eight percent (8%) per annum which, at the option of the Company, may be paid in cash or in kind and presently mature on June 5, 2010. Under the terms of the Credit Agreement and in partial consideration for the Creditors’ respective Loans made pursuant to the terms of the Credit Agreement as described above, the Company issued to each Creditor a warrant to purchase up to the number of shares of the Company’s Common Stock obtained by dividing the amount of such Creditor’s Loan by 0.14 (each a “Warrant” and collectively, the “Warrants”).  25,982,143 shares of the Company’s Common Stock may be issued upon exercise of these Warrants.  The Warrants are exercisable until their expiration on June 30, 2011. The Warrants have an exercise price of fourteen cents ($0.14) per share.

Under the terms of the Credit Agreement, additional warrants may be issued if the Company exercises its option to make interest payments on the Loans in kind.  The Company exercised its option to pay an aggregate amount of $71,754 in accrued interest on the Loans in kind for the Company’s fiscal quarter ended March 31, 2009, and issued warrants to purchase an aggregate of 512,523 shares at an exercise price of $0.14 per share in connection therewith (the “PIK Warrants”).  Thus, as of the date hereof, the Company has an aggregate of $3,709,254 in indebtedness, and an aggregate of 26,494,666 shares of the Company’s Common Stock may be issued upon exercise of the Warrants and PIK Warrants.

In the new financing transaction led by Phoenix, it is anticipated that the Company will receive an aggregate of $1.1 million from Phoenix and its designees, which may include Michael Engmann or entities controlled by Mr. Engmann (each a “New Loan” and collectively, the “New Loans”).  The Credit Agreement will be amended in connection with the financing transaction, and the existing lending arrangements will be amended such that the Notes for the existing Loans will be canceled, and new secured promissory notes will be issued as replacements for the canceled Notes and to evidence the New Loans (each a “New Note” and collectively the “New Notes”).  For New Notes being issued to Creditors from the June 2008 financing transaction, the principal amount of the New Note for each such Creditor will include both the outstanding principal amount for the existing Loan for such Creditor and the principal amount of any New Loan made by such Creditor.  It is anticipated that New Notes will also be issued to designees of Phoenix who did not participate in the June 2008 financing transaction.  The New Notes will bear interest at eight percent (8%) per annum which, at the option of the Company, may be paid in cash or in kind.  Whereas the existing Notes to be canceled presently have a maturity date of June 5, 2010, the New Notes will mature on December 31, 2010.

It is also anticipated that the Company will issue to each holder of a New Note a warrant to purchase up to the number of shares of the Company’s Common Stock obtained by dividing the principal amount of the New Loan by 0.06 (each a “New Warrant” and collectively, the “New Warrants”).  The New Warrants will be exercisable for a period of three years starting on June 30, 2009.  If, as anticipated the Company receives $1.1 million in New Loans from Phoenix and its designees, then the Company will issue New Warrants to purchase an aggregate of 18,333,333 shares.  In addition, as described above, the Company issued to each Creditor in the June 2008 financing transaction a Warrant to purchase the number of shares of the Company’s Common Stock obtained by dividing the amount of such Creditor’s existing Loan by 0.14.  The Company also subsequently exercised its option to pay an aggregate amount of $71,754 in accrued interest on the Loans in kind for the Company’s fiscal quarter ended March 31, 2009, and issued the PIK Warrants to purchase an aggregate of 512,523 shares at an exercise price of $0.14 per share on such amount.  In connection with the financing transaction, the existing warrant coverage will be amended, such that the existing Warrants and PIK Warrants will be canceled, and new warrants will be issued as replacement for the canceled Warrants (each a “Replacement Warrant” and collectively, the “Replacement Warrants”).  The Replacement Warrants will be exercisable for a period of three years starting on June 30, 2009.  The Replacement Warrants issued to each Creditor will provide for the purchase of up to the number of shares of the Company’s Common Stock obtained by dividing the aggregate amount of such Creditor’s existing Loan, together with accrued interest on the Loan subsequently paid in kind by the Company, by 0.06.  Thus, the existing Warrants and PIK Warrants, which are exercisable for an aggregate of 26,494,666 shares of the Company’s Common Stock at an exercise price of fourteen cents ($0.14) per share, will be canceled and replaced by Replacement Warrants to purchase an aggregate of 61,820,887 shares of the Company’s Common Stock at an exercise price of six cents ($0.06) per share.

In addition to the New Warrants and Replacement Warrants, in connection with services rendered in structuring the new financing transaction, it is anticipated that the Company will pay $22,000 to Phoenix, and will issue to Phoenix a warrant to purchase 3,947,917 shares of the Company’s Common Stock at an exercise price of $0.06 per share (the “Agent Warrant”).  The Agent Warrant will likewise be exercisable for a period of three years starting on June 30, 2009.

The issuance of the New Warrants, Replacement Warrants, and the Agent Warrant described above will have a dilutive impact on the Company’s existing stockholders in terms of their percentage ownership, and, depending on the price of the Company’s Common Stock at the time at which such New Warrants, Replacement Warrants and Agent Warrant are issued, may be economically dilutive to the Company’s existing stockholders as well.  Authorizing an additional 50,000,000 shares of Common Stock would give the Board of Directors the ability   to issue the additional shares of Common Stock upon exercise of the New Warrants, Replacement Warrants and Agent Warrant.  If stockholders do not approve this increase in authorized shares, such disapproval will result in the occurrence of an event of default under the Credit Agreement, as it is proposed to be amended in connection with the new financing transaction.

The proposed increase in the authorized number of shares of Common Stock could have a number of other effects on stockholders. The increase could have an anti-takeover effect in that additional shares would be issued upon exercise of the New Warrants, Replacement Warrants and Agent Warrant, and that increase in the number of shares of Common Stock outstanding could make a change in control or takeover of the Company more difficult. This proposal is not being presented with the intent that it be utilized as a type of anti-takeover device, however.

Stockholders do not have any preemptive or similar rights to subscribe for or purchase any additional shares of Common Stock that may be issued in the future. Therefore, future issuances of Common Stock, including issuances of shares upon exercise of the New Warrants, Replacement Warrants and Agent Warrant, may, depending on the circumstances, have a dilutive effect on the earnings per share, voting power and other interests of the existing stockholders.”

Second, in light of the fact that the proposed financing transaction is with certain related parties, under the heading “Transactions with Related Persons,” the Company has replaced the first seven paragraphs starting on page seven contained in the Preliminary Proxy Statement on Schedule 14A filed on May 6, 2009 with the following text:

“With beneficial ownership calculated in accordance with Exchange Act Rule 13d-3, SG Phoenix LLC, together with its affiliated entities, which include Phoenix Venture Fund LLC, is presently the beneficial owner of approximately 27.71% of the Company’s Common Stock, and Michael W. Engmann, together with his affiliates, is presently the beneficial owner of approximately 9.86% of the Company’s Common Stock.

As described in Proposal Two above, on June 5, 2008, the Company effected a financing transaction under which the Company raised capital through the issuance of new secured indebtedness and equity, and restructured a portion of the Company’s existing short-term debt (collectively, the “Financing Transaction”). Certain parties to the Financing Transactions (Phoenix Venture Fund LLC and Michael Engmann) had a pre-existing relationship with the Company and with respect to such parties the Financing Transaction may be considered a related party transaction.

Under the Financing Transaction, the Company entered into the Credit Agreement and a Pledge and Security Agreement (the “Pledge Agreement”), each dated as of June 5, 2008, with the Creditors.  Under the terms of the Credit Agreement, the Company received the Loans from the Creditors, which are represented by the Notes.  The Notes bear interest at eight percent (8%) per annum which, at the option of the Company, may be paid in cash or in kind and presently mature June 5, 2010.  The Company used a portion of the proceeds from the Loans to pay the Company’s existing indebtedness and accrued interest on that indebtedness that was not exchanged for preferred stock as described below, and may use the remaining proceeds for working capital and general corporate purposes, in each case in the ordinary course of business; and to pay fees and expenses in connection with the Financing Transaction, which were approximately $475,000.  Additionally, a portion of the proceeds of the Loans were used to repay a short term loan from a Company employee in the amount of $125,000, plus accrued interest, that was made prior to and in anticipation of the closing of the Financing Transaction.  Under the terms of the Pledge Agreement, the Company and its subsidiary, CIC Acquisition Corp., granted the Creditors a first priority security interest in and lien upon all of the assets of the Company and CIC Acquisition Corp.

Under the terms of the Credit Agreement and in partial consideration for the Creditors’ respective Loans made pursuant to the terms of the Credit Agreement as described above, the Company issued to each Creditor a warrant to purchase up to the number of shares of the Company’s Common Stock obtained by dividing the amount of such Creditor’s Loan by 0.14 (each a “Warrant” and collectively, the ‘Warrants”).  A total of 25,982,143 shares of the Company’s Common Stock may presently be issued upon exercise of the Warrants.  The Warrants are presently exercisable until their expiration on June 30, 2011. The Warrants have an exercise price of fourteen cents ($0.14) per share.

Under the terms of the Credit Agreement, additional Warrants may be issued if the Company exercises its option to make interest payments on the Loans in kind.  The Company exercised its option to pay an aggregate amount of $71,754 in accrued interest on the Loans in kind for the Company’s fiscal quarter ended March 31, 2009, and issued warrants to purchase an aggregate of 512,523 shares at an exercise price of $0.14 per share in connection therewith (the “PIK Warrants”).  Thus, as of the date hereof, the Company has an aggregate of $3,709,254 in indebtedness, and an aggregate of 26,494,666 shares of the Company’s Common Stock may be issued upon exercise of the Warrants and PIK Warrants.

The Company ascribed the relative fair value of $1,231,000 to the warrants, which is recorded as a discount to “Long-term debt” in the balance sheet.  The fair value of the warrants was estimated on the commitment date using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.73%; expected life of 3 years; expected volatility of 82.3%; and expected dividend yield of 0%.

In connection with the closing of the Financing Transaction, the Company also entered into a Securities Purchase Agreement (the “Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) each dated as of June 5, 2008, (See Note 5).  Under the Purchase Agreement, in exchange for the cancellation of $995,000 in principal and $45,000 of interest accrued thereon of the Company’s outstanding indebtedness and interest accrued thereon, the Company issued to the holders of such debt an aggregate of 1,040,000 shares of the Company’s Series A Cumulative Convertible Preferred Stock (“Series A Preferred”), which were subsequently canceled and exchanged by the holders of Series A Preferred for an equivalent number of shares of Series A-1 Preferred.  Mr. Engmann and entities controlled by Mr. Engmann cancelled an aggregate of $720,000 in principal and $45,000 of interest accrued thereon, and, accordingly, the Company issued an aggregate of 765,000 shares of the Company’s Series A-1 Preferred to Mr. Engmann and entities controlled by Mr. Engmann.  These shares of Series A-1 Preferred carry an eight percent (8%) annual dividend, payable quarterly in arrears in cash or in additional shares of Series A-1 Preferred, have a liquidation preference over Common Stock of one dollar ($1.00) per share, and are convertible into shares of Common Stock at a ratio of one share of Series A-1 Preferred for 7.1429 shares of Common Stock.  Series A-1 Preferred may vote on matters put to the Company’s stockholders on an as-converted-to-Common-Stock basis except as otherwise required by applicable law.  Subject to further adjustment as provided in the Certificate of Designations, Powers, Preferences and Rights of the Series A-1 Cumulative Convertible Preferred Stock, shares of Series A-1 Preferred are presently convertible into shares of Common Stock at a ratio of one share of Series A-1 Preferred for 7.1429 shares of Common Stock.  If all shares of Series A-1 Preferred were converted into Common Stock at the above conversion ratio, the Company would be required to issue an aggregate of 7,428,571 shares of Common Stock.  As of the date hereof, Mr. Engmann and entities controlled by Mr. Engmann have converted an aggregate of 250,000 shares of Series A-1 Preferred into 1,785,714 shares of Common Stock.

The issuance of shares of Series A-1 Preferred Stock resulted in a beneficial conversion feature of $371,000, of which $273,000 is attributable to Michael Engmann and $98,000 to the other creditors.  The beneficial conversion feature was recorded as a charge to loss applicable to holders of Common Stock for the quarter ended June 30, 2008. The Company has accrued dividends on the shares of Series A-1 Preferred of $64,265.  As of March 31, 2009, $47,672 of the accrued dividends have been paid in cash and $16,593 of the accrued dividends have been paid by issuance of additional shares of Series A-1 Preferred.  As of March 31, 2009, Mr. Engmann and entities controlled by Mr. Engmann have been paid an aggregate of $34,029 in dividends in cash, and have received 12,646 additional shares of Series A-1 Preferred shares in lieu of payment of dividends in cash.

Under the terms of the Registration Rights Agreement, the Company was obligated to prepare and file with the SEC a registration statement under the Securities Act covering the resale of the shares of Common Stock issuable upon conversion of the shares of Series A-1 Preferred Stock and exercise of the Warrants as described above.  The Company must also use its reasonable best efforts to keep the registration statement continuously effective under the Securities Act until the earlier of the date that is two years after its Effective Date or until the date that all shares purchased under the Purchase Agreement have been sold or can be sold publicly under Rule 144.  The Registration Rights Agreement provided for certain registration rights whereby the Company would have incurred penalties if a registration statement was not filed or declared effective by the SEC on a timely basis. The Company filed the required registration statement on August 18, 2008, which was declared effective on October 10, 2008. The Company was obligated to pay the costs and expenses of such registration.

As explained under Proposal Two above, the Company is now in the process of finalizing a new financing transaction led by Phoenix, and anticipates this transaction will close in the near term.   In the new financing transaction, it is anticipated that the Company will receive an aggregate of $1.1 million from Phoenix and its designees, in New Loans.  The Credit Agreement will be amended in connection with the financing transaction, and the existing lending arrangements will be amended such that the Notes for the existing Loans will be canceled, and the New Notes will be issued as replacements for the canceled Notes and as evidence of the New Loans.  For New Notes being issued to Creditors from the Financing Transaction, the principal amount of the New Note for each such Creditor will include both the outstanding principal amount for the existing Loan for such Creditor and the principal amount of any New Loan made by such Creditor.  It is anticipated that New Notes will be issued Phoenix and Michael Engmann or entities controlled by Mr. Engmann.  The New Notes will bear interest at eight percent (8%) per annum which, at the option of the Company, may be paid in cash or in kind.  Whereas the existing Notes to be canceled presently have a maturity date of June 5, 2010, the New Notes will mature on December 31, 2010.

It is also anticipated that the Company will issue to each holder of a New Note a New Warrant.  The New Warrants will be exercisable for a period of three years starting on June 30, 2009.  If, as anticipated the Company receives $1.1 million in New Loans from Phoenix and its designees, which may include Michael Engmann or entities controlled by Mr. Engmann, then the Company will issue New Warrants to Phoenix and such designees to purchase an aggregate of 18,333,333 shares.  In addition, as described above, the Company issued to each Creditor in the Financing Transaction a Warrant to purchase the number of shares of the Company’s Common Stock obtained by dividing the amount of such Creditor’s existing Loan by 0.14.  The Company also subsequently exercised its option to pay an aggregate amount of $71,754 in accrued interest on the Loans in kind for the Company’s fiscal quarter ended March 31, 2009, and issued the PIK Warrants to purchase an aggregate of 512,523 shares at an exercise price of $0.14 per share on such amount.  In connection with the Company’s proposed new financing transaction, the existing warrant coverage will be amended, such that the existing Warrants and PIK Warrants will be canceled, and the Replacement Warrants will be issued as replacements therefor.  The Replacement Warrants will be exercisable for a period of three years starting on June 30, 2009.  The Replacement Warrants issued to each Creditor will provide for the purchase of up to the number of shares of the Company’s Common Stock obtained by dividing the aggregate amount of such Creditor’s existing Loan, together with accrued interest on the Loan subsequently paid in kind by the Company, by 0.06.  Thus, the existing Warrants and PIK Warrants, which are exercisable for an aggregate of 26,494,666 shares of the Company’s Common Stock at an exercise price of fourteen cents ($0.14) per share, will be canceled and replaced by Replacement Warrants to purchase an aggregate of 61,820,887 shares of the Company’s Common Stock at an exercise price of six cents ($0.06) per share.

In addition to the New Warrants and Replacement Warrants, in connection with services rendered in structuring the new financing transaction, it is anticipated that the Company will pay $22,000 to Phoenix, and will issue to Phoenix the Agent Warrant, which would entitle Phoenix to purchase an additional 3,947,917 shares of the Company’s Common Stock at an exercise price of $0.06 per share.  The Agent Warrant will likewise be exercisable for a period of three years starting on June 30, 2009.  It is anticipated that the Registration Rights Agreement from the Financing Transaction will be amended in connection with the new financing transaction, such that Phoenix and its designees, which may include Michael Engmann or entities controlled by Mr. Engmann, have certain demand registration rights with respect to the shares issuable upon exercise of the New Warrants, the Replacement Warrants or the Agent Warrant not otherwise previously registered.

If the new financing transaction is consummated substantially on the terms contemplated, it is anticipated that, upon closing of the financing transaction, with beneficial ownership calculated in accordance with Exchange Act Rule 13d-3, SG Phoenix LLC, together with its affiliated entities, will beneficially own approximately 45.17% of the Company’s Common Stock, and Michael W. Engmann, together with his affiliates, will beneficially own approximately 15.00% of the Company’s Common Stock.”

In addition to the foregoing changes made in response to the Commission’s comment on the Preliminary Proxy Statement on Schedule 14A filed on May 6, 2009, the Company has made certain other corrections to the ownership percentages stated on page six in the beneficial ownership table provided under the heading “Security Ownership of Certain Beneficial Owners and Management.”

A revised version of the Company’s Preliminary Proxy Statement containing these changes is filed with this letter.

In consideration of the foregoing, the undersigned respectfully submits the revised Preliminary Proxy Statement on Schedule 14A for the Commission’s review, and, if the changes made therein resolve the Commission’s comments on the Preliminary Proxy Statement filed on May 6, 2009 to the Commission’s satisfaction, requests the Commission’s permission to file its Definitive Proxy Statement as soon thereafter as practicable.

In connection with the Company’s response to the Commission’s comments, the undersigned hereby acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing please contact the undersigned at (650) 802-7737.

Sincerely,

/s/ Francis V. Dane

Francis V. Dane
Chief Financial Officer and Chief Legal Officer, Communication Intelligence Corporation